RECD S.E.C.
MAR 25 2005
503

SECURI[TIES AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

05039684

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 13913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin H. Kopelman DBA Mayfair Planning Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Blue Fern Lane
(No. and Street)

Randolph (City) New Jersey (State) 07869 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katrynah Lynn Talbert 704-586-7322 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Talbert, Katrynah Lynn
(Name – *if individual, state last, first, middle name*)

5900 Carpenter Drive (Address) Charlotte (City) NC 28226 (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MELVIN H. KOPELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYFAIR PLANNING ASSOCIATES, as of 10/31/04, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Melvin H Kopelman
Signature

Sole Prop.
Title

Ellen Semel 2/26/05
Notary Public

Ellen Semel
Commission #DD153238
Expires: Oct 30, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

Melvin H. Kopelman
Mayfair Planning Associates
6 Blue Fern Lane
Randolph, New Jersey 07869

Gentlemen;

I have audited the accompanying balance sheet of Mayfair Planning Associates, as of October 31, 2004 and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayfair Planning Associates, as of October 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Katrynah L Talbert

February 7, 2005

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

February 7, 2005

Attention: Sherry Lawrence
NASD Regulation Inc.
Systems Support
9509 Key West Avenue, 3rd floor
Rockville, MD 20850

SEC - Principal Office
Division of Market Regulation
450 Fifth St, N.W.
Washington, D.C. 20549

Re: Annual Report Mayfair Planning Associates- October 31, 2004

Gentlemen;

Enclosed is the Annual Report for Mayfair Planning Associates for the period ending October 31, 2004. The following items highlighted below are provided for your information:

Statement of Cash Flows
See Attached

Requirement under SEC Rule 15c3-1
In accordance with my audit of Mayfair Planning Associates for the period ended October 31, 2004, there were no instances noted where the sole proprietor's excess personal liabilities, which have not been incurred in the course of business as broker or dealer, exceed the personal assets, not used in the business.

Reconciliation of Net Capital
There were no material differences noted in the computation of net capital per my audit and the corresponding Focus Part IIA. Please see attached for explanation of differences noted.

Internal Accounting System
No material inadequacies were noted in the internal accounting system or internal controls of Mayfair Planning Associates. Procedures are in place to ensure the safeguarding of assets.

SIPC Supplemental Report
Pursuant to Rule 17A-5(e)(4), this filing requirement applies to all firms whose gross revenues are greater than $500,000 including those exempt from SIPC assessments. Mayfair Planning Associates is therefore exempt from this filing.

TELEPHONE (704) 586-7322 FAX (704) 586-7554

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

February 7, 2005

SEC
Northeast Regional Office
7 World Trade Center, Suite 1300
New York, New York 10048

Re: Annual Report Mayfair Planning Associates- October 31, 2004

Gentlemen;

Enclosed is the Annual Report for Mayfair Planning Associates for the period ending October 31, 2004. The following items highlighted below are provided for your information:

Statement of Cash Flows
See Attached

Requirement under SEC Rule 15c3-1
In accordance with my audit of Mayfair Planning Associates for the period ended October 31, 2004, there were no instances noted where the sole proprietor's excess personal liabilities, which have not been incurred in the course of business as broker or dealer, exceed the personal assets, not used in the business.

Reconciliation of Net Capital
There were no material differences noted in the computation of net capital per my audit and the corresponding Focus Part IIA. Please see attached reconciliation of differences noted.

Internal Accounting System
No material inadequacies were noted in the internal accounting system or internal controls of Mayfair Planning Associates. Procedures are in place to ensure the safeguarding of assets.

SIPC Supplemental Report
Pursuant to Rule 17A-5(e)(4), this filing requirement applies to all firms whose gross revenues are greater than $500,000 including those exempt from SIPC assessments. Mayfair Planning Associates is therefore exempt from this filing.

Mayfair Planning Associates
Statement of Cash Flows
For The Year Ended October 31, 2004

	Oct. 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$6,025
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities	
Draws received	(4,625)
Other Expenses	0
Cash Flows From Operating Activities	1,400
Increase (Decrease) in Cash and Cash Equivalents	1,400
Cash and Cash Equivalents, Beginning	9,490
Cash and Cash Equivalents, Ending	$10,890

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: MAYFAIR PLANNING ASSOCIATES [0013]

SEC File Number: 8- 13913 [0014]

Address of Principal Place of Business: 6 BLUE FERN LANE [0020]

RANDOLPH [0021] NJ [0022] 07869 [0023]

Firm ID: 2696 [0015]

For Period Beginning 11/1/03 [0024] And Ending 10/31/04 [0025]

Name and telephone number of person to contact in regard to this report:

Name: MELVIN H. KOPELMAN, (SOLE PROP [0030] Phone: (973)989-2499 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ◉ [0040] No ○ [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

	Allowable	Non-Allowable	Total
1. Cash	[0200]		10,891.37 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	[0810]
3. Receivables from non-customers	[0355]	[0600]	[0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		[0850]
5. Securities and/or other investments not readily marketable:			
A. At cost			
[0130]			
B. At estimated fair value	[0440]	[0610]	[0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
A. Exempted securities			
[0150]			
B. Other securities			
[0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11. Other assets	[0535]	[0735]	[0930]
12. TOTAL ASSETS	[0540]	[0740]	10,891.37 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	988.00 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABLITIES		[1230]	[1450]	988 [1760]

Ownership Equity

	Total
21. Sole proprietorship	9,903.37 [1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	9,903.37 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	10,891.37 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 11/1/03 [3932] Period Ending 10/31/04 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	10,838.49 [3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	[3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	141.39 [3995]
9.	Total revenue	10,979.88 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	2,685 [4195]
15.	Other expenses	2,269.50 [4100]
16.	Total expenses	6,025.38

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		6,025.38 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal Income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		6,025.38 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☒ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☒ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		10,891 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		10,891 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		[3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities		[3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	[3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	25 [3610]	-25 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		10,866 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3738]	[3740]
10. Net Capital			10,866 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000.00 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000.00 [3760]
14. Excess net capital (line 10 less 13)	5,866 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		988 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19. Total aggregate indebtedness			988 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	n/a [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		9,490 [4240]
A.	Net income (loss)		6,025 [4250]
B.	Additions (Includes non-conforming capital of	[4262])	[4260]
C.	Deductions (Includes non-conforming capital of	4,625 [4272])	4,625 [4270]
2.	Balance, end of period (From item 1800)		10,890 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	[4330]

Mayfair Planning Associates
Period ending 10/31/04

Reconciliation to Focus report filed for period 10/1/04-10/31/04

Cash per FOCUS	11,499.00
Cash per audit	10,892.00
	607.00

There are two bank accounts maintained by Mayfair Planning. Balance in account held at MCA not confirmed by accounting firm, used balance that was provided by owner.